

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2025

Dana Yaacov-Garbeli
Chief Financial Officer
Entera Bio Ltd.
Minrav Building – Fifth Floor
Jerusalem, Israel 9112002

      Re: Entera Bio Ltd.
          Form 10-K for the fiscal year ended December 31, 2024
          File No. 001-38556

Dear Dana Yaacov-Garbeli:

     We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences